BiznessOnline.com Acquires Telecon Communications; Company to Begin Offering
                     Bundled Internet and CLEC Services


WALL, N.J. and JOHNSTOWN, N.Y.--(BUSINESS WIRE)--April 3, 2000--BiznessOnline.com (NASDAQ NMS:BIZZ), announced today that it has acquired Telecon Communications Corporation, a New York State Competitive Local Exchange Carrier (CLEC), and its Internet Service Provider affiliate Telesupport, Inc., both based in Johnstown, NY. BiznessOnline.com previously announced in December 1999 that it had entered into definitive agreements to acquire Telecon and Telesupport subject to New York State Public Service Commission approvals, which the Company received earlier this month. BiznessOnline.com will now offer bundled Internet, local and long distance telephone services throughout the Northeast.

Telecon generated approximately $10.5 million in revenue and $1.7 million in EBITDA in 1999, and its acquisition will increase BiznessOnline.com's Company-wide annualized revenue to approximately $27 million. Telecon provides its 11,000 accounts in New York State's Mohawk Valley region with high-speed Internet access services including Frame Relay, T-1 and other broadband access products, local dial tone, long distance, wireless, and paging services, all on a single bill. Approximately 60% of Telecon's revenue is generated by customers purchasing multiple services.

Mark E. Munro, CEO of BiznessOnline.com, commented, "With our acquisition of Telecon we have become a total communications solution provider for businesses and individuals. By offering comprehensive services and the advantages of bundling, we believe that a growing number of customers will take advantage of the reliability and convenience of purchasing multiple solutions from us."

Telecon's President, Joseph Sullivan remarked, "The fit between BiznessOnline.com and Telecon is outstanding and we're eager to sell our Telecon products through the Company's markets. We're taking advantage of a tremendous growth opportunity for both companies by incorporating our services with BiznessOnline.com's network infrastructure, sales force and marketing initiatives. We look forward to the progress that lies ahead."

BiznessOnline.com is one of the Northeast's leading enhanced IP services companies, and is a premier regional provider of e-commerce, co-location, Web design and hosting services, and high-speed Internet access for commercial and residential markets. BiznessOnline.com addresses the growing Web and Internet needs of small and mid-sized businesses by offering enhanced IP application, development and support services. In addition, the Company provides secure broadband Internet connections via BiznessOnline.com's fault-tolerant, fiber-optic backbone network, which is supported by 24x7 customer care and network monitoring. BiznessOnline.com's Corporate offices are located in Wall, N.J., and the Company can be found on the World Wide Web at www.biznessonline.com (http://www.biznessonline.com).

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Certain of these statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including risks inherent to the Company's growth strategy, the ability to complete and integrate acquisitions, market demand for the Company's services and other factors affecting the Company's prospects as described in the Company's prospectus in its Form SB-2 registration statement. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

CONTACT: BiznessOnline.com
Jason Butka, 518/724-5043
or
L.G. Zangani
Leonardo Zangani, 908/788-9660